September 29, 2022

Ms. Erin Donahue and Ms. Jennifer Angelini
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:         Valmont Industries, Inc.
Form 10-K for the Fiscal Year Ended December 25, 2021
Filed February 23, 2022
File # 001-31429

Dear Ms. Donahue and Ms. Angelini:

This letter contains Valmont Industries, Inc.’s (the “Company” or “Valmont”) responses to the comment letter dated September 9, 2022 received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the year ended December 25, 2021. The Staff’s comments have been stated below in their entirety. The Company’s responses follow each comment.

Form 10-K for the Fiscal Year Ended December 25, 2021
Risk Factors, page 10
1.
Your response to prior comment two states that technological changes related to climate change manifest more as opportunities than as risks, but it does not appear that your response explains your assessment of these risks. Please tell us about the risks related to technological changes you identified in your analysis and explain how you evaluated their effect on your business, financial condition, and results of operations. In addition, please tell us about market trends relevant to your business in the context of climate change, including those that could affect your competitive position in each of the markets that you serve or that could require a change in your business strategy.

Valmont Response:
The Company advises the Staff that we assessed the risks related to technology, in the context of climate change, and determined that it would transpire if and when our competitors introduce new technology that, for instance, significantly increase crop yields with less water input or is significantly more efficient in tracking the sun than our products. Valmont’s competitors have not introduced such significant innovative new or updated technology (in the context of climate change) for which we did not have a competitive product offering.

The Company also respectfully confirms that it has not identified any market trends in the context of climate change, which could affect our competitive position in served markets beyond the potential for unknown significant new or updated technology.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
2.	We note your response to prior comment four and reissue it in part. Please tell us about and quantify your capital expenditures for climate-related projects budgeted for future periods.

Valmont Response:
The Company advises the Staff that its current three year business plans do not include material capital expenditures for climate-related projects in these future periods.  Our current expectation is that capital expenditures for climate-related projects, such as solar energy generation equipment or electronic vehicles, will approximate 4% to 8% of the consolidated capital expenditures for the next three years.
If in the future we incur or know we will undertake any material capital project with the primary purpose of addressing climate change, we will disclose appropriate detail about the project including the anticipated expenditures.
3.	We note your response to prior comment five. Please further address the following items:
•
Your response indicates that, beyond perceived increases in product demand, you have not identified any other material business trends as indirect consequences of climate-change regulations or business trends. Explain to us how you evaluated the business trends you considered for each of the items noted in our prior comment including causes of changes in demand for goods or services, providing support for your determinations of materiality.

•	Explain to us how you considered providing disclosure regarding changes in demand for alternative energy sources in connection with reducing energy use and fossil fuels across your operations.
•
Your response describes increased demand for certain products as an indirect consequence of climate-related regulation.  Tell us how you evaluated the materiality of these opportunities for purposes of disclosure.

Valmont Response:
The Company respectfully references the response to comment one in the prior comment letter. The disclosures in the Company’s SEC reports are made in accordance with the disclosure requirements of U.S. securities laws and regulations, including with respect to materiality as defined under Basic Inc. V. Levinson, 485 U.S. 224 (1988).  Thus, the Form 10-K includes the required information that is material to an understanding of the Company’s business and is otherwise responsive to the disclosures required in our SEC reports.  The disclosures for our Form 10-K included consideration by all relevant groups, including senior management, internal audit, and our outside advisers. We regularly evaluate climate-related topics and trends discussed in our published climate-related reports, including those in our Sustainability Report and Sustainability Annex, as part of this process. We are informed by such internal and external monitoring in making our materiality conclusions as described below.
As requested by the Staff, we further address each of the five items in comment five from the prior comment letter:

•	decreased demand for goods or services that produce significant greenhouse gas emission or are related to carbon-based energy sources;
o
We monitors climate change matters that may have an impact on the Company and voluntarily provides climate related goals and data in the Sustainability Report, and as we previously advised in our prior response to Comment 1, none of which are material for Form 10-K.  The Company has not identified any material decrease or increase in demand for its products and services from this factor.  Should we detect a potential material business trend from this factor, we will reevaluate with a view towards disclosure.

•	increased demand for goods that result in lower emissions than competing products;
o
We evaluate to differentiate our products from our competitors’ products as part of our business strategy.  In the course of this evaluation, we have not detected material increased demand for goods that result in lower emissions than competing products.  Should we detect a potential material business trend from this factor, we will reevaluate with a view towards disclosure.

•	increased competition to develop innovative new products that result in lower emissions;
o
The Company has not identified any material decrease or increase in demand for its products and services from this factor.  Our business strategy includes product development to meet competition.  In executing our strategy, we monitor our competitors’ products, including new product developments that result in lower emissions. Should we detect a potential material business trend from this factor, we will reevaluate with a view towards disclosure.

•	increased demand for generation and transmission of energy from alternative energy sources; and
o
The Company’s renewable energy product line ranged between 5 to 7% of the consolidated net sales for fiscal years 2021 and 2020.  During our evaluation of this product line, which includes evaluation of demand for more generation from renewable energy sources, we have not identified a material increase in demand for generation and transmission of energy from alternative energy sources.  We are monitoring and evaluating the potential future impacts in demand based upon the recently passed legislation within the Inflation Reduction Act of 2022.  Should these factors result in our renewable energy products’ sales significantly growing and be in excess of 10% of the Company’s consolidated sales, we will reevaluate with a view towards disclosure.

•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
o
The Company has not identified any material decrease or increase in demand for its products and services from this factor.  We advise of our goals to reduce the Company’s carbon footprint in the Sustainability Report, but those goals and data did not rise to the materiality level of inclusion in our Form 10-K.  Based on our internal and external monitoring of our customers, we have not detected any material anticipated reputational risks for us regarding the greenhouse gas emissions resulting from our operations or the products produced.  Should we detect a potential material business trend from this factor, we will reevaluate with a view towards disclosure.

The Company advises the Staff that it has not experienced any significant change in demand for its products or services as a result of its stated goals to reduce energy use or fossil fuels across its operations.

To the extent that direct or indirect climate-change risks drive measurable, material impacts on the Company, we will provide appropriate disclosure in future filings with the Commission

4.	We note your response to prior comment six. Please further address the following:

•
As it relates to arability of farmland and agricultural production capacity in areas affected by weather-related changes, please tell us how you considered providing disclosure that addresses risks associated with climate change that may arise from physical risks to entities other than yourself (for example, as part of the risk factor disclosure on pages 10-11 of your Form 10-K regarding cyclicality in the industries in which the ultimate consumers of your products operate).

•	Quantify for us the cost of insurance for each of the periods covered by your Form 10-K.

Valmont Response:
The Company advises the Staff it has not seen significant decreases in customer demand for its Irrigation products and services as a result of weather-related changes affecting agricultural production capacity.  Center pivot irrigation has proven to reduce tillage/soil erosion and water run-off when compared to flood irrigation techniques (which is the primary global methodology for delivering water to crops).  As noted in the referenced risk factor, the Company has seen modest decreases in demand for its Irrigation products and services when regions decide to ration/reduce the water allocation to farmers to address extreme drought conditions.  In addition, weather related events in farmland areas, which may be attributed to climate-change, typically result in sales of new Irrigation pivots or parts as growers need to replace damaged machinery.  We believe that by definition our reference in the risk factor to extreme drought or water usage restrictions encompasses climate change exacerbation. To highlight this in future filings, the Company will modify the referenced risk factor for its Form 10-K for fiscal year ending December 31, 2022 to state “In addition, weather conditions, which may be exacerbated by climate change, such as extreme drought may reduce the availability of water for irrigation, and can affect farmers’ buying decisions.”

With respect to the Staff’s request on the cost of insurance, the Company’s global property insurance premiums ranged between $5.5 million and $6 million for each of the three years ended December 25, 2021.

*****

Should you have any comments or questions regarding our responses, please contact the undersigned at (402) 963-1012.

Sincerely,

/s/ Avner M. Applbaum
Avner M. Applbaum
Executive Vice President and Chief Financial Officer